808 RENEWABLE ENERGY CORPORATION

850 Tidewater Shores Loop, Suite 402

Bradenton, Florida

By EDGAR

September 15, 2021

United Sates Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549

Re:	Registration Statement on Form 10-12G (File No. 000-56313) Application for Withdrawal

To Whom It May Concern:

808 Renewable Energy Corporation (the “Company”) hereby withdraws the above-referenced Registration Statement. The Registration Statement was originally filed with the Securities and Exchange Commission (the “Commission”) on July 20, 2021 and has not yet been declared effective by the Commission.

The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective 60 days after the filing of the Registration Statement pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”), as the Company will be revising certain disclosures in the Registration Statement. The Company intends on filing a Form 10-12G promptly upon completion of the revision of the aforementioned disclosures.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,
/s/ David Chen
David Chen, President